MONARCH CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$1,262,839
Receivable from clearing broker	357,571
Securities owned, at market value	489,085
TOTAL ASSETS	$2,109,495

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 56,195
Due to Parent	73,910
TOTAL LIABILITIES	130,105
MEMBER'S EQUITY	1,979,390
TOTAL LIABILITIES AND MEMBER'S EQUITY	$2,109,495

The accompanying notes are an integral part of this statement.